

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Jagdeep Singh
Chief Executive Officer
QuantumScape Corp
1730 Technology Drive
an Jose, California 95110

> **Re: QuantumScape Corp**
> **Draft Registration Form S-1**
> **Filed March 12, 2021**
> **CIK No. 0001811414**

Dear Mr. Singh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman, Staff Accountant, at (202) 551-3794 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Danaher